EXHIBIT 5

Frederick M. Lehrer, P. A.

600 River Birch Court, 1015

Clermont, Florida 34711

flehrer@securitiesattorney1.com

(561) 706-7646

Board of Directors

Social Life Network, Inc.

8100 East Union Ave. Suite 1809

Denver, Colorado 80237

May 31, 2018

Gentlemen:

This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of Social Life Network, Inc., a Nevada corporation (the “Company”), of up to 8,060,001 common stock shares (the “Shares), all as referred to in the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission. The Shares cover the resale by 39 selling security holders of a maximum of 8,060,001 common stock shares.

I have examined the Company’s Articles of Incorporation, Bylaws, and Board of Directors’ resolutions, the applicable laws of the State of Nevada and a copy of the Registration Statement. In my opinion:

●	The Company is authorized to issue the Shares to be held by the selling shareholders and such shares will be validly issued and represent fully paid and non-assessable shares of the Company’s common stock;

●	The Shares being offered by the Selling Shareholders are legally issued, fully paid and non-assessable; and

●	The Company has authorized the Shares to be issued and such shares will, when sold, be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the reference of Frederick M. Lehrer, P. A. under the caption “Legal Matters” in the registration statement.

Very truly yours,

Frederick M. Lehrer, P.A.

By: /s/ Frederick M. Lehrer